

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
John Harland
Chief Financial Officer
WaferGen Bio-Systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

> **Re: WaferGen Bio-Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 19, 2013**
> **File No. 333-192003**

Dear Mr. Harland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please update your response to prior comment 1 to address the shares newly added for sale on this registration statement.

Selling Stockholders, page 18

2.   Please clarify what you mean in footnote 54 and the similar footnotes when you say that "shares of common stock have been sold pursuant to" a prior registration statement. If the shares are no longer owned by the selling stockholder, it is unclear why you believe it is appropriate to represent in this registration statement that those shares are being offered for sale by the selling stockholder. Also, given the information regarding the number of shares that the selling stockholders acquired in the August 2013 exchange as mentioned in the attachments to your letter to us dated December 2, 2013, it appears that the sales that you mention in footnote 54 and the similar footnotes occurred after the exchange; please provide us your analysis supporting your conclusion that the prior registration

statement (333-175507) registered for sale the securities issued after the exchange, citing all authority on which you rely.

3.   We note footnote 2 to your fee table and the last sentence of the first paragraph following the bullet points on page 18. Please tell us the authority on which you rely to include "unnamed selling security holders." For guidance, please refer to the last sentence of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 140.03 available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.


Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief


cc (via e-mail): Mark R. Busch, Esq.
                     K&L Gates LLP